SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CENTURION GOLD HOLDINGS, INC.

                                  COMMON STOCK

                                  15643F 10 7
                                 (CUSIP NUMBER)


                              277 West 11th Street
                                     Suite 2F
                               New York, NY 10014


                                October 23, 2003
                ---------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)















If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
Above Persons (entities only):

Amcopro SA (Proprietary) Limited

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):  OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    South Africa

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 20,700,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 20,700,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 20,700,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 64.57%

(14) Type of Reporting Person: CO



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ITEM 1. SECURITY AND ISSUER.

Centurion Gold Holdings, Inc.
Common Stock, $.0001 par value.
277 West 11th Street, Suite 2F
New York, NY 10014

ITEM 2. IDENTITY AND BACKGROUND.

(a) 	Name: Amcopro SA (Proprietary) Limited

(b) 	Address:

Sundown
Doornhoek
Tzaneen Dam, 0850
South Africa


(c) 	Shareholder


(d)	None.

(d)	None.

(d)	Citizenship. South Africa

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Amcopro SA (Proprietary) Limited, acquired 20,700,000 common shares of the Issuer pursuant to an Asset Purchase Agreement dated June 20, 2003 between the Issuer and the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on an Asset Purchase Agreement dated June 20, 2003 in which the Reporting Person received the shares in exchange for the stock in Omaruru Exploration (Proprietary) Ltd. As of October 23, 2003, the Reporting Person held 20,700,000 shares of Common Stock of the Issuer, which represented 64.57% of the issued and outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Amcopro SA (Proprietary) Limited currently holds 20,700,000 of the issued and outstanding common shares of the Issuer, or 64.57% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(A)   Asset Purchase Agreement


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 23, 2003            Signature:      /s/ Dale Andrew Paul
                                           -----------------------------
                                            Amcopro SA (Proprietary) Ltd